Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

February 16, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the year ended June 30, 2011

Filed August 15, 2011

File No. 001-32352

Dear Ms. Cvrkel:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated January 30, 2012, relating to the Form 10-K for the year ended June 30, 2011 (the “Form 10-K”) filed with the Securities and Exchange Commission on August 15, 2011 (File No. 001-32352) and the documents incorporated therein by reference. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Form 10-K for the fiscal year ended June 30, 2011

Management’s Discussion and Analysis, page 44

Liquidity and Capital Resources, page 64

1. We note from your disclosure in Note 18 that the Company has not provided for U.S. taxes on undistributed earnings of foreign subsidiaries of approximately $8.6 billion as such amounts are considered to be reinvested indefinitely. In light of the significant amount of cash on your balance sheet at June 30, 2011, please revise the Liquidity section of MD&A to disclose the amount of cash and cash equivalents held in foreign subsidiaries as of the end of the fiscal year. Your disclosure should also include a statement that the company would need to accrue and pay taxes if repatriated and a statement that the company does not intend to repatriate the funds.

We respectfully submit that we believe that our disclosures provided in the Financial Condition, Liquidity and Capital Resources section of our Form 10-K address the requirements specified in Item 303(a)(1) of Regulation S-K and the guidance provided in Section IV of SEC Release 33-8350.

Specifically, we do not believe that the amount of cash and short-term investments currently held by our foreign subsidiaries represents “a known trend, demand, commitment, event or uncertainty” that will, or is currently reasonably likely to, materially impact our liquidity for the foreseeable future (that is, in the short term and the foreseeable long term) as approximately 80% of our cash and cash equivalents is available in the United States. Nevertheless, in response to the Staff’s comment, the Company proposes to include the following disclosure in the Liquidity section of MD&A in its Form 10-K for the year ending June 30, 2012:

“As of June 30, 2012, the Company’s consolidated assets included $X.X billion in cash and cash equivalents, of which $X.X billion was held by the Company’s foreign subsidiaries. The Company earns income outside the U.S., which is deemed to be permanently reinvested in certain foreign jurisdictions. The Company does not currently intend nor foresee a need to repatriate these funds. Should the Company require more capital in the U.S. than is generated by or available to its domestic operations, the Company could elect to repatriate funds held in foreign jurisdictions which may result in higher effective tax rates and higher cash paid for income taxes for the Company.”

Note 16. Commitments and Contingencies, page 123

2. We note your disclosures indicating that for the described contingencies initiated in 2011, the Company and the Board of Directors believe that these claims are entirely without merit and intend to vigorously defend them, even though the outcome of some of these matters is uncertain. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. We note that your disclosures in Form 10-Q for the three months ended September 30, 2011 remain relatively unchanged from your Form 10-K for the fiscal year ended June 30, 2011. In this regard, please confirm your understanding of this matter and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50, accordingly.

At the time of the filing of the Company’s Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, the Company did consider the guidance contained in ASC 450-20-50. The Company did not include an estimate of the possible loss or range of loss for these contingencies because the Company was unable to estimate such amounts. In future filings, the Company will disclose an estimate of the amount of loss or range of losses, state that the amount is immaterial or state that such estimate cannot be made.

*   *   *   *   *   *   *   *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed Hogan Lovells US LLP

February 16, 2012

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation

Form 10-K for the year ended June 30, 2011

Filed August 15, 2011

File No. 001-32352

Dear Ms. Cvrkel:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated January 30, 2012 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2011 filed with the Commission on August 15, 2011 (File No. 001-32352), News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel News Corporation